MAIL STOP 3561

July 11, 2006

Mr. Marshall T. Reynolds
Chairman of the Board and Chief Executive Officer
Energy Services Acquisition Corp.
2450 First Avenue
Huntington, West Virginia 25703

> **Re:** **Energy Services Acquisition Corp.**
> **Amendment 2 to Registration Statement on Form S-1**
> **File No. 333-133111**
> **Filed on June 19, 2006**

Dear Mr. Reynolds:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

1. We reissue prior comment seven of our letter dated June 12, 2006. We continue to note the references to contacts and sources of management. Please disclose whether any of your sources or contacts have taken any affirmative steps to search for or locate a target business or whether they have had any contacts, preliminary or otherwise, from potential target businesses. Clarify whether management or

any of its affiliates or sources and contacts have been contacted by any potential target businesses.

2. We partially reissue prior comment six of our letter dated June 12, 2006. Please explain section three of the warrant purchase agreement, which refers to purchasers voting "all of the shares of the Common Stock acquired by the Purchasers (i) pursuant to this [warrant] Agreement" in accordance with the majority of public shareholders, in light of the fact that the investors in the warrant purchase agreement are not purchasing any common stock and would therefore not have any voting rights relating to the business combination.

3. We reissue prior comment eight of our letter dated June 12, 2006. We continue to note the reference to the condition to completing a business combination that public stockholders owning less than 20% of the shares of this offering both vote against the business combination and exercise their conversion rights. Please clarify whether the company views this 20% threshold as a definitive term or whether this percent may be reduced after the offering is effective, depending upon the specific terms of a business combination agreement.

4. We note the reference to dissolving and promptly distributing the amount in the trust account. Revise to clarify that there may be delays with distributing the funds in the trust account due to the process of dissolving the corporation.

5. Briefly summarize the requirements and benefits of Section 280 of DGCL as compared to Section 281. Also, clarify that if you comply with Section 281, that liability "will" extend beyond the three years. Revise disclosure throughout the prospectus accordingly.

6. We note the disclosure that if funds from working capital are insufficient to pay the costs of dissolution, then funds from the trust will be used to pay these costs. Disclose the estimated costs of dissolution. Add a risk factor.

7. We note the statement that "in the event that stockholders do not approve the dissolution of the Company the Board of Directors will request that the trust account be distributed to stockholders, and the corporate charter will continue to exist." Please provide a legal analysis for liquidating the trust prior to dissolution of the company. Furthermore, we note that the company will continue as an inactive company. Please explain the business purpose at that point. Also, in light of this, please provide an analysis as to why the company would not be subject to Rule 419 or possibly be subject to the Investment Company Act of 1940. We may have further comment.

Risk Factors, page 12

8. The description of the initial per-share conversion price in the third risk factor is confusing. Please clarify the meaning of the parenthetical phrase, "net of tax income, not used for working capital and loan repayment."

9. We partially reissue prior comment 10 of our letter dated June 12, 2006. Revise risk factor three to discuss the impact the up to $1.2 million that may be taken from interest will have on the amount public shareholders may receive upon liquidation and dissolution.

10. We reissue prior comment 11 of our letter dated June 12, 2006. Since the company is not limited to the energy services sector, risk factor six would not appear to be relevant and should be removed.

11. We note the disclosure in risk factor thirteen at page 17 that Mr. Marshall Reynolds has agreed to indemnify the company against any claims by any vendor, prospective target business or other entities that would reduce the amount of funds in the trust. It appears that, in the letter agreements attached as Exhibit 10.1 to the filing, the other directors of the company have provided the same indemnification. Please modify the disclosure accordingly. Please also disclose the steps that the company has taken to confirm that the other directors have funds sufficient to satisfy their obligations with respect to ensuring that the trust account is not depleted.

12. We reissue prior comment 12 of our letter dated June 12, 2006. Clarify in risk factor nine how the liquidation of the trust will occur in relation to the dissolution of the company. Also, clarify that if you follow the procedures of Section 281, then investors "will" be liable beyond three years.

13. We reissue prior comment 14 of our letter dated June 12, 2006. Please explain the statement in risk factor thirteen that "to the extent such claims are successfully made against the trust assets, such third party claims may result in the per share conversion price received by the stockholders who vote against a business combination and elect to convert their shares into cash being less than approximately $5.79 per share." Since conversion will only be available when shareholders vote on a potential business combination, and therefore the company will not be dissolving and liquidating the trust, it is unclear how claims would be made against the trust rather than carrying forward against the combined company.

14. In your letter dated June 19, 2006, we note your statement concerning risk factor sixteen that, "The Company advised the Staff that it anticipates that any business combination will be structured such that the Company is the surviving entity and

the stockholders of the target company would not control the combined company following the transaction." Please add this disclosure to the registration statement, where appropriate. In addition, please reconcile the disclosure with risk factor fourteen at page 17, which addresses the possibility of a change in control if the company issues shares of capital stock or debt securities to complete a business combination.

15. Revise the subheading and narrative to risk factor sixteen to focus upon the potential conflicts of interest in negotiating a business combination, including negotiating employment agreements and consulting agreements as part of the business combination.

16. We reissue prior comment 20 of our letter dated June 12, 2006. Please revise risk factor twenty-four to disclose the approximate number of companies that are currently in the registration process. It appears that this information is relevant to the number of similar companies that will be competing for target businesses.

17. We reissue prior comment 21 of our letter dated June 12, 2006. Clearly state all affiliated companies that may be considered as a business combination. Disclose whether any potential opportunities with affiliated companies, even if preliminary, are known. Disclose the consideration that may be paid in a combination with an affiliated target business and the resultant creation of a conflict of interest, as opposed to "the appearance of a conflict of interest." In addition, please explain the statement at page 22 that, "The Company would enter into a business combination with an affiliate only in conjunction with an acquisition of an unaffiliated company to the extent such transaction was in the best interests of the Company." We may have further comment.

18. Please revise risk factor thirty at page 22, concerning lack of a current prospectus, to clarify that you have no obligation to settle the warrants in the absence of an effective registration statement and that the warrants can expire unexercised or unredeemed.

19. Please provide a risk factor to discuss the company's ability to redeem the warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable.

20. We note the statement in risk factor thirty-two that the investors purchasing warrants in the private placement "may be" entitled to registration of the common stock underlying the warrants. Please clarify when they will be entitled to registration rights and when they will not be entitled to such rights.

21. Since the warrants to be issued to insiders will be issued in the private placement, add a risk factor comparing the exercise rights of private placement warrant holders to the restrictions on the exercise of warrants in the public offering only pursuant to the effective registration statement.

Use of Proceeds, page 25

22. We reissue prior comment 23 of our letter dated June 12, 2006. We continue to note the statement that the use of proceeds are estimates only and that actual expenditures may differ substantially from these amounts. Please revise this section to clearly discuss those specific circumstances that would require management to alter the use of proceeds from this offering and discuss the alternatives to the currently stated uses. Please refer to Instruction 7 to Item 504 of Regulation S-K for guidance.

23. We reissue prior comment 26 of our letter dated June 12, 2006. Please explain how you determined that the $1.2 million from interest on the trust will be sufficient to maintain the company for the next 18 to possibly 24 months.

Proposed Business, page 33

24. We reissue prior comment 27 of our letter dated June 12, 2006. Please discuss in greater detail the significant experience of management, especially in light of the risk factor that management may not have specific knowledge of the industry of the target business. Also, explain why management believes that this experience gives the company a competitive advantage in the evaluation of a target company's "strategic initiatives and long-term operating plans" or remove.

25. Clarify whether you, your officers, directors or affiliates have been contacted to date regarding any potential target businesses.

26. Discuss in greater detail the timeline and steps to be taken for dissolution and liquidation of the business.

Description of Securities, page 52

27. We reissue prior comment 31 of our letter dated June 12, 2006. Since the Ken
    Worm letter is applicable to these securities, remove the statement on page 55 "if
    the current position of the Securities and Exchange Commission described above
    were inapplicable, these shares would be eligible for sale under Rule 144.

Report of Independent Registered Public Accounting Firm, page F-2

28. The audit report is dated April 4, 2006, before the revision of the warrant and unit
    purchase option agreements. Please explain why a re-dated or dual-dated audit
    report has not been provided, considering that the amended language in these
    agreements may impact the classification of the related instruments in the audited
    financial statements.

Note 2 – Proposed Public Offering, page F-8

28. We note your response to prior comment 32. As previously requested, please tell
    us the term (e.g. five years) and interval (e.g. daily) of the calculated volatility
    percentages of the representative companies shown in your supplemental
    response.

30. We note the statement in section 2.1 of the revised unit purchase option
    agreement, "Notwithstanding any language to the contrary herein, any and all
    Units, and the Warrants issuable thereunder, can expire unexercised or
    unredeemed." This section does not clearly state that the unit purchase option can
    expire unexercised or unredeemed. Please explain to us how you have considered
    this in evaluating the classification of the unit purchase option under the guidance
    in paragraph 17 of EITF 00-19.

Exhibits

31. Please file the revised warrant and unit purchase option agreements in your next
    amendment. Revise disclosure throughout the prospectus as necessary in light of
    the revisions.

32. Item 601(b)(3) of Regulation S-K requires that each time an amendment to the
    articles of incorporation is filed, that the articles be filed in their entirety, as
    amended. Please re-file the amended articles of incorporation in their entirety.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Raquel Howard at (202) 551-3291. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Alan Schick, Esq.
        Fax: (202) 362-2902